UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile, March 05, 2014 – Sociedad Química y Minera de Chile S.A. (SQM), announces that its Board of Directors, who met in an Ordinary Meeting on March 4th, 2014, unanimously agreed to recommend at the next Annual General Shareholders' Meeting of SQM to distribute and pay, by way of final dividend, 50% of the distributable net income obtained by SQM during the exercise of the fiscal year 2013.

This recommendation implies maintaining SQM’s current "Dividend Policy for the Exercise of the Business Year 2013" which was informed to SQM’s Annual General Shareholders' Meeting held on April 25th, 2013.

Therefore, and subject to the approval of SQM’s shareholder at the next Annual Meeting on April 25th of this year, the Company shall pay a final dividend of US$ 0.88738 per share as a consequence of the distributable net income obtained during the 2013 fiscal year. Nevertheless, the amount of US$ 0.75609 must be deducted from said definitive dividend, which was already paid as an provisional dividend, and the balance, in the amount of US$ 0.13129 per share, shall be paid and distributed to SQM Shareholders who are registered in the respective Registry by the fifth business day before the day on which the same shall be paid. Said amount, if applicable, shall be paid in the equivalent in Chilean national currency according to the value of the "Observed Dollar” or "US Dollar” that appears published in the Official Gazette on April 25, 2014. This shall be paid to the corresponding shareholders, in person or through their duly authorized representatives, as of 9:00am on Thursday, May 8th this year.

We inform you of the above as an essential fact and pursuant to that established for this purpose in Articles 9 and 10, second paragraph of Law N° 18,045. Additionally, also in accordance with the provisions in SQM’s "Dividend Policy for the Fiscal Year 2013" and Bulletins N° 660, N° 687 and N° 1062 and in the General Rule N° 30 of this Superintendence.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: March 05, 2014

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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